UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Cohn, Kevin P.
   4400 Post Oak Parkway
   Suite 1100
   Houston, TX  77027
2. Issuer Name and Ticker or Trading Symbol
   Metamor Worldwide, Inc.
   MMWW
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 15, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Corporate Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |06/15/|D   |V|500               |D  |(1)        |-0-                |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$22.8750|12/19|D   |V|5,000      |D  |(2)  |12/19|Common Stock|5,000  |(2)    |-0-         |D  |            |
(right to buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$15.9700|03/04|D   |V|15,000     |D  |(3)  |03/04|Common Stock|15,000 |(3)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$20.5625|06/22|D   |V|15,000     |D  |(4)  |06/22|Common Stock|15,000 |(4)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$18.1250|03/13|D   |V|5,000      |D  |(5)  |03/13|Common Stock|5,000  |(5)    |-0-         |D  |            |
(right to buy)        |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Disposed of pursuant to merger agreememt between issuer and PSINet Incorporated in exchange for 450 shares of PSINet Common Stock having a market value of $30.13 per share on the effective date of the merger.
(2) This option which provided for vesting in five equal annual installments beginning December 19, 1998, was assumed by PSINet in the merger and replaced with an option to purchase 4,500 shares of PSINet common stock for $25.417 per share. This option is fully vested.
(3) This option which provided for vesting in five equal annual installments beginning March 4, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 13,500 shares of PSINet common stock for $17.744 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(4) This option which provided for vesting in five equal annual installments beginning June 22, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 13,500 shares of PSINet common stock for $22.847 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(5) This option which provided for vesting in three equal annual installments beginning March 13, 2001, was assumed by PSINet in the merger and replaced with an option to purchase 4,500 shares of PSINet comon stock for $20.139 per share. Vesting is monthly in the amount of 1/36 per month. SIGNATURE OF REPORTING PERSON
Kevin P. Cohn
DATE
July 10, 2000